SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F   X        Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes            No   X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

CNH GLOBAL N.V.
SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of December, 2003

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of November and Cumulative for 11 Months, 2003, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of October 2003 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of November and Cumulative for 11 Months, 2003,
And Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of October 2003
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	November N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)

RETAIL UNIT SALES: MONTH OF NOV. 2003

Agricultural Tractors:

under 40 horsepower (2WD)	+ 15.9%	down moderate double digits

40 to 100 horsepower (2WD)	(7.8%)	down high double digits

over 100 horsepower (2WD)	(2.3%)	down moderate double digits

4 wheel drive tractors	+ 40.4%	flat

Sub total tractors over 40 hp	(5.7%)	down moderate double digits

Total Ag tractors	+ 5.4%	down moderate double digits

Combines	+ 5.8%	up moderate double digits, significantly better than the industry

Loader/backhoes	+ 10.4%	down high single digits

Skid Steer Loaders	+ 9.1%	down moderate double digits

Total Heavy Construction Equipment	+ 22.0%	up moderate double digits, moderately better than the industry

RETAIL UNIT SALES:
11 MONTHS, 2003

Agricultural Tractors:

under 40 horsepower (2WD)	+ 27.2%	up mid single digits

40 to 100 horsepower (2WD)	+ 8.7%	up mid single digits, slightly worse than the industry

over 100 horsepower (2WD)	+ 4.0%	up low single digits, equal to the industry

4 wheel drive tractors	+ 7.4%	down low single digits

Sub total tractors over 40 hp	+ 7.7%	up mid single digits, slightly less than the industry

Total Ag tractors	+ 18.7%	up mid single digits

Combines	(1.3%)	up low double digits, significantly better than the industry

Loader/backhoes	+ 3.7%	down low double digits

Skid Steer Loaders	+ 1.2%	down high single digits

Total Heavy Construction Equipment	+ 8.8%	up low double digits, slightly better than the industry

DEALER INVENTORIES:
END OF October 2003

Agricultural Tractors:

under 40 horsepower (2WD)	4.0 months supply	in line with the industry

40 to 100 horsepower (2WD)	4.2 months supply	1 month lower than the industry

over 100 horsepower (2WD)	4.3 months supply	1 month lower than the industry

4 wheel drive tractors	3.1 months supply	in line with the industry

Total tractors	4.1 months supply	1/2 month lower than the industry

Combines	3.2 months supply	1 month higher than the industry

Dated: December 12, 2003

November 2003 Flash Report
U.S. Unit Retail Sales
(Report released 12/11/2003)

							Oct. 2003
	Nov	Nov		Y-T-D			U.S. Field
Equipment	2003	2002	% Chg.	2003	Y-T-D 2002	% Chg.	Inventory

Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	5,482	4,738	15.7	118,102	92,351	27.9	39,944
40 & Under 100 HP	3,067	3,241	-5.4	55,029	49,780	10.5	20,514
100 HP & Over	613	591	3.7	12,896	12,490	3.3	5,066
Total - 2 Wheel Drive	9,162	8,570	6.9	186,027	154,621	20.3	65,524
Total - 4 Wheel Drive	128	84	52.4	2,566	2,456	4.5	699
Total - Farm Wheel Tractors	9,290	8,654	7.3	188,593	157,077	20.1	66,223
Combines (Self-Propelled)	274	264	3.8	4,083	4,387	-6.9	1,225

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Deb Carson at 414-298-4146.

<< Back To U.S. Ag Flash Report Archive

(C) AEM 2003 — Association of Equipment	Headquarters Office
Manufacturers	111 E. Wisconsin Ave. Suite 1000
Toll Free: 866-AEM-0442	Milwaukee, WI 53202-4806
Click here to read our Legal and Privacy Information	Phone: 414-272-0943 Fax: 414-272-1170
Contact Us

Industry Trends

Canadian Ag Flash Reports

November 2003 Flash Report Canada Unit Retail Sales
(Report released 12/11/2003)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

	November			November YTD			October

							2003	2002
							Canadian	Canadian
			%			%	(Field)	(Field)
Equipment	2003	2002	Chg.	2003	2002	Chg.	Inventory	Inventory

Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	462	390	18.5	5,316	4,709	12.9	2,804	2,717
40 & Under 100 HP	515	644	-20.0	6,047	6,403	-5.6	2,661	3,013
100 HP & Over	198	239	-17.2	3,550	3,329	6.6	1,441	1,299
Total - 2 Wheel Drive	1,175	1,273	-7.7	14,913	14,441	3.3	6,906	7,029
Total - 4 Wheel Drive	32	30	6.7	616	506	21.7	194	191
Total Farm Wheel Tractors	1,207	1,303	-7.4	15,529	14,947	3.9	7,100	7,220
Combines (Self-Propelled)	53	45	17.8	1,113	877	26.9	360	285

(C)AEM 2003 — Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M.Roback

Darlene M. Roback Assistant Secretary

December 12, 2003